Filed by CoreComm Holdco, Inc.
                                          Pursuant to Rule 425 under the
                                          Securities Act of 1933, as amended

                                          Subject Company: CoreComm Limited
                                          Commission File No. 333-82400

                                          Date: April 8, 2002


         The following press release was issued by CoreComm Limited and CoreComm Holdco, Inc.:

[CoreComm Limited Logo]

FOR IMMEDIATE RELEASE

               CORECOMM LIMITED AND CORECOMM HOLDCO ANNOUNCE
              EXTENSION OF EXPIRATION DATE FOR EXCHANGE OFFERS

         New York, New York (April 8, 2002) - CoreComm Limited (Nasdaq:
COMM) and its formerly wholly-owned subsidiary CoreComm Holdco, Inc. announced today the extension of the expiration date of the registered public exchange offers by CoreComm Holdco until 5:00 P.M., New York City time, on May 8, 2002, unless CoreComm Holdco terminates the exchange offers or extends the expiration date. The exchange offers were previously scheduled to expire at 5:00 P.M., New York City time, on April 8, 2002. This is the second extension of the exchange offers. CoreComm Holdco is extending the registered public exchange offers because it is still in the process of addressing comments received from the Securities and Exchange Commission with respect to the Form S-4 previously filed in connection with the exchange offers. In addition, CoreComm Limited announced today that it had filed its Form 10-K for the fiscal year ended December 31, 2001.

         In the exchange offers, the holders of CoreComm Limited securities are being asked to tender: (1) each share of CoreComm Limited common stock they hold for 1/116.7 of a share of common stock of CoreComm Holdco (subject to rounding); and (2) each $1,000 aggregate principal amount of CoreComm Limited's 6% Convertible Subordinated Notes they hold, for 3.0349 shares of common stock of CoreComm Holdco (subject to rounding) and $30 in cash.

         Continental Stock Transfer & Trust Company, the depositary for the exchange offers, has advised CoreComm Holdco that approximately 92,415,056 shares of CoreComm Limited common stock (approximately 65.2% of the outstanding shares) and $292,000 aggregate principal amount of CoreComm Limited's 6% Convertible Subordinated Notes (approximately 6.1% of the outstanding principal amount not held by CoreComm Holdco) have been tendered and not withdrawn as of 4:30 P.M., New York City time, on April 8, 2002, in response to the exchange offers. The exchange offers are subject to the terms and conditions set forth in the preliminary prospectus, dated February 8, 2002, and the related letters of transmittal, which constitute the exchange offers. Investors are encouraged to read the information regarding the exchange offers at the end of this release, which describes where you can get more information.

                                  *******

         The foregoing reference to the exchange offers shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of shares of common stock of CoreComm Holdco in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Investors and security holders are urged to read the following documents (including amendments that may be made to them), regarding the exchange offers because they contain important information:

         - CoreComm Holdco's preliminary prospectus, prospectus supplements and final prospectus;

         - CoreComm Holdco's registration statement on Form S-4, containing such documents and other information; and

         -  CoreComm Holdco's Schedule TO.

         These documents and amendments and supplements to these documents have been and will continue to be filed, as they may be amended and supplemented, with the Securities and Exchange Commission. When these and other documents are filed with the SEC, they may be obtained free at the SEC's web site at www.sec.gov. You may also obtain for free each of these documents (when available) from CoreComm Holdco by directing your request to the number listed below.

         For further information regarding the exchange offers, including obtaining additional copies of the exchange offer materials, we encourage you to contact the information agent:

D.F. King & Co., Inc.
77 Water Street
New York, New York 10005
Banks and Brokers Call Collect: (212) 269-5550
All Others Call Toll Free: (800) 848-2998

         For any other information contact: Winston Black, Director - Corporate Development at (212) 906-8485.